May 21, 2014

Via EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Thompson:

Re:   Neuromama Ltd. (the “Company”)

         Form 10-K for the Fiscal Year Ended January 31, 2013

         Filed April 10, 2013

         Form 10-Q for the Quarterly Period Ended October 31, 2013

         Filed January 17, 2014
         Response dated April 8, 2014

         File No. 333-180750

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes:

Form 10-K for the Fiscal Year Ended January 31, 2013

General

1.

We note your response to comments 4 and 5 and Appendices B and C.  To the extent these agreements are material and have not been previously filed, please confirm that you will file them as exhibits pursuant to Item 601(b)(10)(ii) of Regulation S-K, in your next annual report on Form 10-K or tell us when you will file these agreements.  In this regard, we note your response to comment 4 that “[you] will file such agreements in the future.”  Also, please ensure that your responses and filings comply with English language translation requirements of Item 306 of Regulation S-T and Rule 12b-12 of the Securities and Exchange Act of 1934.

ANSWER:  We confirm that we will file any agreements that are material and have not been previously filed in our next annual report on Form 10-K.  We also confirm that our responses and filings will comply with the English language translation requirements of Item 306 of Regulation S-T and Rule 12b-12 of the Securities and Exchange Act of 1934

2.

We remind you of prior comment 17 in our letter dated January 28, 2014.  Please ensure you amend the filing as stated in your response letter dated February 27, 2014.

ANSWER:  We will file the amended filings shortly.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

Plan of Operation and Funding, page 7

3.

We reviewed your response to comment 2 in our letter dated March 13, 2014.  Please tell us and disclose the terms for repayment of financing provided by Global Media.  In addition, please tell us how you intend to account for the financing and issuance of the warrants and the basis in GAAP for your accounting treatment.

ANSWER:  The repayment of financing provided by Global Media will be in the form of issuance of certain securities.  As Item 5 of Financing and Services Agreement with Global Media dated March 12, 2014 stipulates:

“Securities to be issued.  As a compensation for the services and financing of $20 million U.S.D. to be provided to NeuroMama by Global Media on or before July 1, 2015 NeuroMama is to issue

NeuroMama 20,000,000 Class “B” (the “Class B Warrants”) and 20,000,000 NeuroMama Class “C” (the “Class C Warrants”) Stock Purchase Warrants to Global Media, or its assignees.  Each Class “B” Common Stock Purchase Warrant can be converted into 1 Investment Common share of NeuroMama Common Stock ("Common Stock"), at an exercise price of $0.50 per share on or before April 31, 2014 unless extended.  Each Class “C” Common Stock Purchase Warrant can be converted into 1 Investment Common share of NeuroMama Common Stock ("Common Stock"), at an exercise price of $1.00 per share on or before January 31, 2015 unless extended.  Class B and Class C Warrants can be extended by Global Media up and until July 1, 2015.  Class B and Class C Warrants can be extended up and until December 31, 2015 upon mutual consent of both parties and Class B Warrants can be called prior to January 31, 2015 in the event that the trading price of the NeuroMama common stock exceeds $26.00 per share for a 10 day period.  Class C Warrants can be called prior to July 1, 2015 in the event that the trading price of the NeuroMama common stock exceeds $20.00 per share for a 10 day period.”

In our year-end financial statements, we describe the arrangement as follows:

“4. Loan payable

As of January 31, 2014, the Company owed $1,685,439 (2013 - $nil) to a non-related party for financing of the Company’s day-to-day operations.  The amount owing is unsecured, bears a 3% interest per annum, and is due on December 1, 2015.  As at January 31, 2014, the Company recorded accrued interest of $20,844 (2013 - $nil), which has been included in accounts payable and accrued liabilities.  Refer to Note 10.”

And:

“10. Subsequent Events

We have evaluated subsequent events through the date of issuance of the financial statements, and did not have any material recognizable subsequent events after January 31, 2014 other than the following:

a)     On March 12, 2014, the Company entered into a financing and services agreement with a non-related party, to receive $20,000,000 of financing and services on or before July 1, 2015.  As compensation for services and financing of $20,000,000, the Company will issue 20,000,000 Class B warrants and 20,000,000 Class C warrants.  Each Class B warrant can be converted into one common share of the Company at an exercise price of $0.50 per share on or before April 31, 2014, and are callable in the event the Company’s trading stock price exceeds $26 per share for a ten day period.  Each Class C warrant can be converted into one common share of the Company at a price of $1.00 per share on or before January 31, 2015 and is callable in the event the Company’s trading stock price exceeds $20 per share for a ten day period.  These warrants’ expiry dates can be extended, at the option of the warrant holder, to July 1, 2015.

b)    On March 25, 2014, the Company amended the financing and services agreement with a non-related party to extend the expiry dates of the Class B warrants to July 31, 2014, and to cancel the loan payable under this agreement in exchange for the 10,000,000 Class B warrants expiring July 31, 2014.”

Form 10-Q for the Quarterly Period Ended October 31, 2013

Item 2.  Management’s Discussion and Analysis of Financial Condition, page 4

4.

We note your response to comment 7 in our letter dated March 13, 2014.  Please further clarify how you expect to reach $3.5 million in ad sales in 2014, given your statement that “[t]o date, only three sales of $239.00 with a $99 monthly residual per month have been made.”  Please also discuss the expected timeline to convert all The Jazz Network TV Shows into an appropriate format and the expected revenues from the sale of advertisement during these shows.  Please make such revisions in your next annual report on Form 10-K and show us what your disclosure will look like.

ANSWER: We will make the revisions on the next Form 10-K.  Further, please see the following:

It will take an additional 3 to 4 months to re-edit, convert and close caption The Jazz Network Shows.  When it will be completed, the schedule for airing of these TV shows will be generated.

NeuroMama is planning to use 12% of our available commercial time, which is 30 seconds to 4 minutes during each show, under the syndication agreement, to run NeuroMama commercials promoting NeuroMama’s products and services.

Therefore, we are looking to adjust downward the revenue projections from the sale of the commercials on The Jazz Network television shows.

Sales will be generated by attracting commission-based sales professionals and providing them with lucrative products with high perceived value and bonuses for customers, Point of sale Material and compensation for sales staff.

We hope that in 6 months we will research, design, develop and implement our business model consisting of:

(1)

Phone sales:

(a)

In English to potential clients in USA, Canada, Australia, England, and Western Europe.

(b)

In Spanish to US Latino-owned businesses, to businesses and individuals in Latin American and countries of the Caribbean Basin.

(2)

Personal sales visits to potential clients:

(a)

In Northern Baja California, Mexico

(b)

Southern California, USA

(3)

Generating sales leads and closing sales from:

(a)

TV Advertising

(b)

Radio Advertising

(c)

PP campaigns

(d)

Internet Advertising

(e)

Affiliate programs

(4)

Information Technology department:

(a)

Supporting sales department in providing Landing pages and SEO for advertisers, as well as updating directories of 3rd party owned websites with information of advertisers.

(b)

Supporting the integration of online retailers businesses on the NeuroZone.neuromama.com retail platform.

(c)

Launching an educational program for high school and college graduates in Mexico with curriculum that would reflect 21st Century standards not limited to mobile responsiveness, as well as other qualification requirements for the staff of the IT department.  Providing employment after graduation to qualified graduates.

(5)

Customer service department:

(a)

To support sales of advertising on All-In-One NeuroMama.com infrastructure.

(b)

To support sales of advertising on NeuroMama’s TV Networks http://www.magiknetwork.com: NeuroZoneTV, KidsTvZone, ArtTvZone, CombatTvZone, as well as the sister sports TV Network - HMX Hombre.  Coordination with staff of TV Networks in Mexico City to develop and run commercials.

(c)

To support sales of packages of English and Spanish TV channels in Mexico and Central Latin America, as well as coordination between sales departments, installation contractors, and Telefonica as soon as final agreement with Telefonica will be executed.  Customer service will complete educational and other elements required to integrate availability of Telefonica TV channels located on 2 Telefonica transponders, as well as up linking Magik Network TV channels on this INTELSAT transponders, currently available only on SatMex8.

(d)

To support sales of Internet, telephone and cellular phone services in Latin America, as well as coordination between sales departments, TELNOR’s and TELCEL’s installation departments as soon as agreements will be negotiated for NeuroMama to becoming the distributor of TELNOR’s Internet and Telephone service and TELCEL’s cellular service.

(e)

To support sales of NeuroPad’s and NeuroPhones.

(f)

To support sales of branding, product placement and sponsorships on TV programs, sporting and cultural events.

(6)

Public Relation Department:

(a)

Communication with advertisers.

(b)

Communication with reporters, editors and publishers.

(c)

Write Press Releases and news articles.

(d)

Coordinate interviews of advertisers and media.

(e)

Coordinate with the sales department to process leads received as a result of PR efforts.

(7)

Opening of company owned sales offices consisting of only sales and sales management staff.

(a)

In Latin America

(b)

United State

(c)

Eastern Europe

(8)

Using contractors and subcontractors to sell company products and services.

(a)

Telemarketing companies.

(b)

Affiliate programs.

(c)

Advertising agencies and independent advertising agents.

(9)

Generating Point of Sales Material and bonuses with high perceived value to aid sales department.

(a)

NeuroPads

(b)

NeuroPhones

(c)

Prepaid Internet Service for NeuroPhones and NeuroPads

(d)

Free Vacations

(e)

NeuroMama Investment shares

(f)

TV Commercials

(g)

Special discounts on advertising on Neuromama.com

(h)

Special discounts on Sponsorships of events staged by the company or for which the company has broadcasting rights

(i)

Special discounts for branding advertisers products on TV shows created by the company TV Networks

(10)

 Designing educational programs and appropriate curriculum for development of an educational infrastructure with cooperation and assistance of Local, State and Mexican Federal government to create the pool of   talent from which new staff will be hired to implement company solutions and goals.

(a)

Information Technology: Website development, Search Engine Optimization, Integration of information from developed Website into Internet Infrastructure of information to enhance advertiser ranking on Internet and in various directories.

(b)

Quality control and Customer service for: NeuroMama.com All-In-One Internet Platform.  Payment processing, collections and disconnections of services.  Prepaid and contracted cellular service for NeuroPads and NeuroPhones and dealing with product defects, troubleshooting and tech support.  TV commercials.  Internet and telephone Service.  Cellular Service.  Coordinating of installation of Satellite dishes, receivers, signal activation and deactivation.  Coordination with Telefonica, TELNOR, and TELCEL to support sales of TV channels on Telefonica transponders and installation subcontractors.  Coordination with TELNOR for installation of Internet and telephone services.  Coordination with TELCEL to support company sales of Internet service.

(c)

Sales and use of bonuses with high perceived value to increase sales: Handling of Inbound calls to generate sales.  Sales of Advertising on Internet and Television.  Sales of packages of TV channels and TV networks.  Sales of Internet and Telephone Service.  Sales of Cellular service and mobile type devices.  Sales of Sponsorships and Product Placement.

(d)

Public Relationships: Strategizing effective Public Relation campaigns with advertisers and obtainment of necessary information from advertisers to launch PR campaigns.  Writing of effective Press Releases and communication with reporters, editors and publishers.

Please contact the writer if you have any further questions.

Yours truly,

Neuromama, Ltd.

Per: /s/ Igor Weselovsky

Igor Weselovsky

President & C.E.O.